Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the six months ended June 30, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$27,247,051

Add:
Interest on indebtedness (excluding capitalized interest)	108,711,836
Amortization of debt related expenses	3,969,721
Portion of rents representative of the interest factor	3,550,810
143,479,418

Distributed income from equity investees	82,244,688

Pretax earnings from continuing operations, as adjusted	$225,724,106

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$109,290,884
Preferred dividend factor	30,031,920
Amortization of debt related expenses	1,664,593
Portion of rents representative of the interest factor	3,550,810

Combined fixed charges and preferred stock dividends	$144,538,207

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.6